UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 3)*


                   Bassett Furniture Industries, Incorporated
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $5.00 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    070203104
             -------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
                                                    Jeffrey R. Katz, Esq.
   Costa Brava Partnership III L.P.                 Ropes & Gray LLP
   420 Boylston Street                              One International Place
   Boston, MA 02116                                 Boston, MA 02110
   (617) 595-4400                                   (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP No. 070203104                                          Page 2 of 6 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
       NUMBER OF                         216,673
        SHARES               ---------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         -0-
         EACH                ---------------------------------------------------
       REPORTING             9.    SOLE DISPOSITIVE POWER
        PERSON                           216,673
         WITH                ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,673
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.88%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,521,282 issued and outstanding shares as of August 30, 2008, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 30, 2008.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP No. 070203104                                          Page 3 of 6 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
       NUMBER OF                        216,673
        SHARES               ---------------------------------------------------
     BENEFICIALLY            8.    SHARED VOTING POWER
       OWNED BY                          -0-
         EACH                ---------------------------------------------------
       REPORTING             9.    SOLE DISPOSITIVE POWER
        PERSON                           216,673
         WITH                ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,673
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.88%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,521,282 issued and outstanding shares as of August 30, 2008, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 30, 2008.

                               Page 3 of 6 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP No. 070203104                                          Page 4 of 6 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States citizen
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
       NUMBER OF                        216,673
        SHARES               ---------------------------------------------------
     BENEFICIALLY            8.    SHARED VOTING POWER
       OWNED BY                          -0-
         EACH                ---------------------------------------------------
       REPORTING             9.    SOLE DISPOSITIVE POWER
        PERSON                           216,673
         WITH                ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,673
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.88%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,521,282 issued and outstanding shares as of August 30, 2008, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 30, 2008.

                               Page 4 of 6 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 3") amends the Schedule 13D filed on January 28, 2008 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $5.00 par value (the "Common Stock"), of Bassett Furniture Industries, Inc., a Virginia corporation (the "Issuer"), as amended by Amendment No. 1 to Schedule 13D filed on April 10, 2008 and as further amended by Amendment No. 2 to
Schedule 13D filed on October 17, 2008. Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

         The purpose of this Amendment No. 3 is to correct Item 5(c) of, and Exhibit B to, Amendment No. 2, filed on October 17, 2008, to reflect that the reported transactions in the last sixty days were sales rather than purchases.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) The Filers are the beneficial owners of 216,673 shares of Common Stock (approximately 1.88% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on October 9, 2008).

         (c) In the last 60 days, the Filers have sold the shares of Common Stock of the Issuer set forth on Exhibit C hereto. The transaction date, number of shares sold, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

         (e) The Filers ceased to be the beneficial owners of more than 5% of the Common Stock on May 6, 2008.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Information concerning the Filers' transactions in the Common Stock of the Issuer in the last 60 days.


                                Page 5 of 6 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 20, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 6 of 6 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit     Description
-------     -----------

A           Agreement Regarding the Joint Filing of Schedule 13D.

B Information concerning the Filers' transactions in the Common Stock of the Issuer in the last 60 days.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: October 20, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot
                                           Title: President

                                                                       EXHIBIT B

                    FILERS' TRANSACTIONS IN THE LAST 60 DAYS

---------------------------------------------------------------------------
   Date of      Shares of Common Stock  Price Per Share ($)     Type of
  Transaction         Bought (Sold)                            Transaction
--------------- ------------------------ ------------------- --------------
  10/10/2008            (28,000)                 6.60          Open Market
--------------- ------------------------ ------------------- --------------
  10/13/2008            (91,700)                 6.61          Open Market
--------------- ------------------------ ------------------- --------------
  10/14/2008            (56,200)                 6.64          Open Market
--------------- ------------------------ ------------------- --------------
  10/15/2008            (35,000)                 6.53          Open Market
--------------- ------------------------ ------------------- --------------
  10/16/2008            (22,900)                 6.29          Open Market
--------------- ------------------------ ------------------- --------------
  10/17/2008            (54,230)                 5.96          Open Market
--------------- ------------------------ ------------------- --------------